UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

        Under the Securities Exchange Act of 1934
                  (Amendment No. 1)*

                   Strawbridge & Clothier
                      (Name of Issuer)

             Common Stock, par value $1.00
            (Title of Class of Securities)

                  CUSIP No. 863200101
                     (CUSIP Number)

                     Thomas F. Steyer
            Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
             San Francisco, California  94111
                      (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    July 18, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     294,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     294,900

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     294,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.8%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     311,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     311,600

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     311,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.9%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     67,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     67,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     67,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.6%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     60,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     60,400

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     60,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.6%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     101,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     101,900

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     101,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.0%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     734,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     734,400

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     734,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     6.9%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     836,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     836,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     836,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     836,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     836,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     836,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     734,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     734,400

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     734,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     836,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     836,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     836,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    7.9%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     836,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     836,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     836,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     836,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     836,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     836,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     836,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     836,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     836,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                      SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     836,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     836,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     836,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     836,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     836,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     836,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    7.9%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

          This Amendment No. 1 to Schedule 13D amends the
Schedule 13D initially filed on June 28, 1995 (collec-tively, with all amendments thereto, the "Schedule 13D") as follows:

     Item 3.  Source and Amount of Funds and Other
Consideration.

          Item 3 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

     The net investment cost (including commissions) is $5,143,998 for the 294,900 Shares held by FCP, $5,413,824 for the 311,600 Shares held by FCIP, $1,191,227 for the 67,500 Shares held by FCIP II, $1,064,563 for the 60,400
Shares held by Tinicum and $1,781,919 for the 101,900
Shares held by the Managed Accounts. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

          The Shares held by FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman Sachs & Co. and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the Shares purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.

     Item 5.  Interest in Securities of the Issuer.

          Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

PAGE

          A.   Farallon Capital Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 10,614,521 Shares reported by the Company to be out-standing as of June 3, 1996 in the Company's Form 10Q for the period ended May 4, 1996.

               (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares since the previous filing of
Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transac-tions were open-market transactions.

               (d)  The General Partner has the power to
direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

               (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

PAGE

               (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares since the previous filing of
Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such transac-tions were open-market transactions.

               (d)  The General Partner has the power to
direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

               (e)  Not applicable.

          C.   Farallon Capital Institutional Partners
II, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

PAGE

               (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares since the previous filing of
Schedule 13D are set forth on Schedule C hereto and are incorporated herein by reference. All of such transac-tions were open-market transactions.

               (d)  The General Partner has the power to
direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Shares.

                (e)  Not applicable.

          D.   Tinicum Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 the cover page hereto for
Tinicum is incorporated herein by reference.

               (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares since the previous filing of
Schedule 13D are set forth on Schedule D hereto and are incorporated herein by reference. All of such transac-tions were open-market transactions.

               (d)  The General Partner has the power to
direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Shares.

               (e)  Not applicable.

          E.   Farallon Capital Management, L.L.C.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

               (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares by the Managed Accounts since the previous filing of Schedule 13D are set forth on Schedule E hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.





               (d)  FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC, and Messrs. Cohen, Downes, Fish, Fremder,
PAGE

Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

               (e)  Not applicable.

          F.   Farallon Partners, L.L.C.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Cohen, Downes, Fish, Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

               (e)  Not applicable.

          G.   David I. Cohen

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          H.   Joseph F. Downes

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

               (c)  None.
PAGE

                (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

               I.   Fleur E. Fairman

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. Ms. Fairman is a managing member of FPLLC.

               (e)  Not applicable.

          J.   Jason M. Fish

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          K.   Andrew B. Fremder

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

PAGE

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          L.   William F. Mellin

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          M.   Stephen L. Millham

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

PAGE

          N.   Meridee A. Moore

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affair of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          O.   Thomas F. Steyer

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-
ing the disposition of the proceeds from the sale of the
Shares.   FCMLLC,  as an investment adviser, has the
power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC,
Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

PAGE

                              SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 26, 1996



                    /s/ THOMAS F. STEYER
                    __________________________________
                    FARALLON PARTNERS, L.L.C., on its own
                    behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P. by Thomas F.
                    Steyer, Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    Thomas F. Steyer, individually and
                    as attorney-in-fact for each of
                    David I. Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William F.
                    Mellin, Stephen L. Millham, and
                    Meridee A. Moore.

ANNEX 1

          Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.
The following is set forth below with respect to Farallon
Capital Management, L.L.C. and Farallon Partners, L.L.C.:

(a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons.

     1.   (a)  Farallon Capital Management, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as investment adviser to various
               managed accounts
          (d)  Delaware limited liability company
          (e)  Managing Members: Thomas F. Steyer, Senior

              Managing Member, David I. Cohen, Joseph H.
               Downes, Jason M. Fish, Andrew B. Fremder,
               William F. Mellin, Stephen L. Millham and
               Meridee A. Moore, Managing Members.

     2.   (a)  Farallon Partners, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as general partner to investment
               partnerships
          (d)  Delaware limited liability company
          (e)  Managing Members:  Thomas F. Steyer,
               Senior Managing Member, David I. Cohen,
               Joseph H. Downes, Fleur E. Fairman, Jason
               M. Fish, Andrew B. Fremder, William F.
               Mellin, Stephen L. Millham and
               Meridee A. Moore, Managing Members.

     3.   (a)  David I. Cohen
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  South African Citizen

     4.   (a)  Joseph F. Downes
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

PAGE

     5.   (a)  Fleur E. Fairman
          (b)  993 Park Avenue
               New York, New York  10028
          (c)  Managing Member of Farallon Partners,
               L.L.C.
          (d)  United States Citizen

     6.   (a)  Jason M. Fish
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     7.   (a)  Andrew B. Fremder
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     8.   (a)  William F. Mellin
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     9.   (a)  Stephen L. Millham
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     10.  (a)  Meridee A. Moore
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen
PAGE

     11.  (a)  Thomas F. Steyer
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Senior Managing Member of Farallon
               Partners, L.L.C.; Senior Managing Member of Farallon Capital Management, L.L.C.
          (d)  United States Citizen

                              SCHEDULE A


                   FARALLON CAPITAL PARTNERS, L.P.

                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                             (including
                                             commission)


          06/28/96             1,900         $16.375
          07/02/96             3,400         $16.375
          07/05/96             2,500         $16.625
          07/11/96             5,900         $16.25
          07/12/96             5,500         $15.875
          07/15/96             6,100         $16.076
          07/16/96             4,300         $15.625
          07/17/96             1,500         $15.875
          07/18/96            29,900         $16.24
          07/18/96             4,700         $16.125
          07/19/96             4,900         $16.32
          07/24/96             5,200         $16.44

                              SCHEDULE B


            FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                             (including
                                             commission)


               06/28/96       2,200          $16.375
               07/02/96       3,900          $16.375
               07/05/96       2,500          $16.625
               07/11/96       7,500          $16.25
               07/12/96       6,800          $15.875
               07/15/96       6,400          $16.076
               07/16/96       5,300          $15.625
               07/17/96       2,000          $15.875
               07/18/96      36,500          $16.24
               07/18/96       5,700          $16.125
               07/19/96       6,000          $16.32
               07/22/96       3,000          $16.125
               07/24/96       6,200          $16.44

PAGE

                              SCHEDULE C


       FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                             (including
                                             commission)

         06/28/96              300             $16.375
         07/02/96              500             $16.375
         07/11/96              700             $16.25
         07/12/96              600             $15.875
         07/15/96              600             $16.076
         07/16/96              500             $15.625
         07/18/96            3,300             $16.24
         07/18/96              500             $16.125
         07/19/96              600             $16.32
         07/24/96              500             $16.44

                              SCHEDULE D


                        TINICUM PARTNERS, L.P.


                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                             (including
                                             commission)

         06/28/96              200             $16.375
         07/02/96              200             $16.375
         07/11/96              700             $16.25
         07/12/96              600             $15.875
         07/15/96              600             $16.076
         07/16/96              600             $15.625
         07/18/96            4,200             $16.24
         07/18/96              700             $16.125
         07/19/96              700             $16.32
         07/24/96              700             $16.44

                              SCHEDULE E


                  FARALLON CAPITAL MANAGEMENT, L.L.C.

                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                             (including
                                             commission)

         06/28/96             100            $16.375
         07/02/96             100            $16.375
         07/11/96             500            $16.25
         07/12/96             500            $15.875
         07/15/96             400            $16.076
         07/16/96             500            $15.625
         07/18/96           3,300            $16.24
         07/18/96             500            $16.125
         07/19/96             600            $16.32
         07/24/96             500            $16.44
         06/28/96             100            $16.375
         07/02/96             100            $16.375
         07/11/96             300            $16.25
         07/12/96             200            $15.875
         07/15/96             100            $16.076
         07/16/96             200            $15.625
         07/18/96           1,700            $16.24
PAGE

         07/18/96             300            $16.125
         07/19/96             300            $16.32
         07/24/96             300            $16.44
         06/28/96             100            $16.375
         07/02/96             200            $16.375
         07/11/96             700            $16.25
         07/12/96             600            $15.875
         07/15/96             600            $16.076
         07/16/96             500            $15.625
         07/18/96           3,300            $16.24
         07/18/96             500            $16.125
         07/19/96             600            $16.32
         07/24/96             600            $16.44
         06/28/96             100            $16.375
         07/02/96             100            $16.375
         07/11/96             200            $16.25
         07/12/96             200            $15.875
         07/15/96             100            $16.076
         07/16/96             100            $15.625
         07/18/96             800            $16.24
         07/18/96             100            $16.125
         07/19/96             100            $16.32